TROPICANA ENTERTAINMENT INC.

3930 Howard Hughes Parkway, 4th Flr.

Las Vegas, NV  89169

January 25, 2010

Via Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Sonia Gupta Barros

	Re:	Tropicana Entertainment Inc.
Amendment No. 1 to Form 10-12G
Filed December 21, 2009
File No. 000-53831

Ladies and Gentlemen:

On behalf of Tropicana Entertainment Inc. (the “Company” ), we are writing to respond to the comments raised in your letter, dated January 8, 2010, relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10-12G filed on December 21, 2009 (the “Form 10”).  The Company has revised the Form 10 in response to the Staff’s comments, and is filing concurrently with this letter, via EDGAR, Post-Effective amendment No. 1 to the Registration Statement on Form 10 to reflect the revisions and to update the disclosures contained therein. For ease of reference, we have reproduced the comments in their entirety below.

General

1.                                      Please provide us the acknowledgments included at the end of our letter dated December 7, 2009 signed by an authorized officer of the company. For your convenience, we have repeated these acknowledgments at the end of this letter.

Response: In response to the Staff’s comments, we have included the requested acknowledgements at the end of this letter.

2.                                      We note your response to our prior comments 2, 10 and 12. Please revise the registration statement to include disclosure consistent with your responses to each of these comments.

Response:  In response to the Staff’s comments, we have revised the disclosure in the Form 10 to include the information disclosed in our prior responses to comments 2, 10 and 12.

Item lA. Risk Factors, page 29

3.                                      We note your responses to our prior comments 22 and 23 and reissue those comments. Many of your risk factor subheadings still do not fully describe the specific risks that they highlight.  Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. In addition, some of your risk factors still lack the specificity required to adequately address the risk presented.  Please revise to include quantitative and qualitative disclosure along with specific examples where appropriate.

Response:  In response to the Staff’s comments, we have revised the subheadings to many of the risk factors to more fully describe the specific risks they highlight, and have also added further disclosure to certain risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exit Facility, 48

4.                                      We note your response to our prior comment 29; you state that the proposed exit facility is only one of several possible courses of exit financing that you may pursue and that the material terms are therefore not settled.  However, on page 9 you state that the Plan of Reorganization provides for the entering into of the Exit Facility on or prior to the Effective Date. Also, on page 48 you state that upon the effective date, you will enter into the Exit Facility. Please clarify if you are required to enter into the Exit Facility and advise us of the several other possible courses of exit financing that are available to you.  Please revise your disclosures as appropriate.  Furthermore, we note that you have included adjustments related to the Proposed Exit Facility in your pro forma financial statements.  In light of the fact that you are still considering your other options for exit financing, please tell us how you determined that these pro forma adjustments met the criteria in Rule 11-02(b) of Regulation S-X, particularly that the adjustments are factually supportable.

Response:  We respectfully advise the Staff that the Exit Facility was entered into on December 29, 2009.  We have revised the disclosure in the Form 10 to reflect this, and have disclosed the material terms of the final agreement.  We have also included the Exit Facility agreement as Exhibit 10.3 to the Form 10.  Please be advised that, although the index to the Exit Facility agreement makes reference to certain schedules and exhibits, these were not drafted in connection with the signing of the agreement and may not be finalized until funds are drawn under the Exit Facility on or around the Effective Date of the Plan.  Therefore only the exhibits and schedules that actually exist have been filed with the agreement.

Valuation of Long-Lived Assets, page FIN-D-6

5.                                      We note your response to our prior comment 43 and continue to question your impairment testing. Please additionally address the following in your response:

•                  Clarify at what point during 2008 Adamar’s management tested its property and equipment for impairment.

•                  ASC 360-10-35-21 states that long lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable; thus, it is unclear to us why you did not consider the bankruptcy filing and agreement to sell the property well below carrying value in April 2009 as well as the further deterioration in the Atlantic City casino industry after December 31, 2008 to be indicators that the carrying amount of the long lived assets as of June 30, 2009 and September 30, 2009 may not be recoverable.  Please explain further.  Include in your response a discussion of the price that you expected to sell the property as of December 31, 2008 to the actual price agreed upon in April 2009.

•                  You state that you believe that the long-term prospects of Adamar are consistent with the forecast assumptions utilized in the 2008 impairment test.  Please provide us with the significant forecast assumptions utilized in the 2008 impairment test.

•                  Also, in light of the dramatic decrease in revenues and profits experienced by Atlantic City casinos during 2009, please compare your assumptions used for 2009 to actual results.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that Adamar’s management completed a 2008 recoverability test as of December 31, 2008 in accordance with ASC 360-10-35.  Based on the results of this test, Adamar passed the recoverability test by approximately $740 million exclusive of terminal value, the details of which are discussed below. Accordingly, no impairment of long-lived assets was required.

The significant assumptions utilized by Adamar in the December 31, 2008 forecasts were as follows:

•                  The remaining useful life of Adamar’s long-lived assets was estimated at approximately 23 years based upon a weighted average analysis of the remaining useful lives of the four towers which comprise the property.

•                  2009 future cash flow was estimated as follows: 2009 projected EBITDA of $50.7 million net of projected capital expenditures of $10.1 million for a net future cash flow of $40.6 million. This compares to 2008 actual EBITDA of $50.2 million (excluding non-recurring license denial costs) and capital expenditures of $16.8 million. Capital expenditures decreased from 2008 to 2009 as Adamar management believed that the projected amount of $10.1 million was more reflective of required maintenance capital expenditures on an annual basis.

•                  2010 future cash flow was estimated to be equal to 2009 future cash flow (no growth).

•                  Adamar assumed a future growth rate of 4% for years from 2011 through the estimated useful life of the property.

•                  The resulting future undiscounted cash flows for 2009-2032 were approximately $1.5 billion.

•                  The above assumptions do not provide any consideration to a terminal value for a sale of the property at the end of its estimated remaining useful life.  As the property is beachfront property in Atlantic City, management believes that the terminal value would be significant and further increase the undiscounted cash flows expected to be generated by the property.

•                  Had Adamar assumed a future growth rate of 2% for years from 2011 through the estimated useful life of the property, Adamar would have passed the recoverability test by approximately $425 million.

With respect to the expected selling price at December 31,2008,  The Trustee had received indications of a potential bid in the amount of $700 million dollars in September of 2008. The potential bidder had until February of 2009 to finalize the transaction. At the February 2009  deadline, the bidding company chose not to close on the acquisition.  In late March of 2009, the Icahn group indicated an intent to bid and on April 30th,  2009 submitted a credit bid of $200 million.

We do not believe that the bankruptcy filing of Adamar (in April 2009) or the agreement to sell the property (in April 2009) at a sales price below its carrying value were new indicators of impairment. The bankruptcy filing occurred only as a means for the Trust to facilitate a timely disposition of the property, not as a result of a change in any financial circumstances.  The $1.3 billion of Tropicana Entertainment debt for which Adamar was a guarantor had been in default for nearly a year prior to the Adamar filing. The credit bid of $200 million (the only bid for the property) differed significantly from the carrying value largely because the holders of the entire

Tropicana Entertainment debt were unlikely to encounter any competing bids given they could continue to increase the credit bid even above fair value, if necessary, should any other cash bidder participate.  As a further indicator that the $200 million was not representative of fair market value, the September 30, 2009 balance sheet reflects almost $100 million in working capital. Assuming $200 million is fair value that would leave approximately $100 million left to be allocated to the real property, which generated over $30 million in cash flow during the most recent fiscal year.

Adamar does not believe the deterioration in the operating results of the Atlantic City casino industry in 2009 was an event that caused Adamar management to believe that the carrying amount may not be recoverable when considering the substantial amount by which it passed the December 31, 2008 recoverability test and the continued view of the property’s competitive advantage in the long-term in the Atlantic City market.  While we recognize that the 2009 operating results (EBITDA of $28.4 million) of our property were less than the 2009 forecast (EBITDA of $50.7 million) in our 2008 long-lived recoverability test and the Atlantic City market in general has further deteriorated in 2009, Adamar believes that there are various factors impacting the operating results including competition from neighboring states, the economic recession, and an evolving shift in the Atlantic City market.  All of these factors are evolving and require significant management judgment in analyzing these factors to estimate cash flows for a protracted period of time as required under ASC 360-10-35.  Adamar believes that the competition from neighboring states will continue to impact Atlantic City for the foreseeable future; however, Adamar believes that the property has competitive advantages that will allow Adamar to continue to operate, on a long-term basis, in a manner consistent with the forecast assumptions utilized in Adamar’s 2008 impairment test.  Adamar believes the property has significant retail and food and beverage amenities that allow Adamar to cater to a diverse group of customers which Adamar believes will separate Adamar from other Atlantic City casinos over the long-term.

Adamar management did disclose in the notes to its September 30, 2009 financial statements that it was possible that the fair value of the property was less than the carrying value.  Adamar management also indicated in its critical accounting policies in MD&A that the assumptions regarding recoverability of long-lived assets were a critical accounting policy.  Management made these disclosures to indicate to the financial statement reader the importance of Adamar’s estimates in this area when preparing its financial statements.  Upon completion of the Company’s purchase of Adamar, the Company will record the long-lived assets of Adamar at their estimated fair value which will make the historical valuation of the property obsolete from an accounting perspective as it relates to the Company’s financial statements.

3. Restructuring Transactions, page FIN-J-S

6.                                      We note your expanded disclosure on page FIN-J-8.  Please additionally tell us your basis for the assumed compounded annual growth rate of (0.4)%, the discount rate in the range of 15% to 17%, and the exit multiples ranging from 4.5x to 5.5x.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the (0.4)% compounded annual growth rate was calculated based on financial projections prepared by management for the period 2009 through 2013.  Annual revenue growth rates for years 2010, 2011, 2012 and 2013 were calculated at 2.8%, (2.7)%, (2.1)% and 0.5%, respectively, which resulted in a four year compounded annual growth rate of (0.4)%.  These financial projections were provided in the Plan and included anticipated changes associated with the Company’s reorganization plans, general market conditions, including market segment variations as well as other factors.  The discount rate in the range of 15% to 17% was calculated using a weighted average cost of capital analysis based on comparable statistics of the Company’s peer group.  The basis for the exit multiples ranging from 4.5x to 5.5x was based on comparable company EBITDA multiples of the Company’s peer group.  Accordingly, we have revised the pro forma footnote disclosure in the Form 10 to include the information discussed in our response above.

7.                                      We note your response to our prior comments 47 and 48.  Please tell us if the Company’s analysis of the fair value of all the assets to be acquired will be completed prior to the Effective Date, and when you expect this analysis to be completed.  Additionally, please tell us how you determined that the depreciated replacement cost method was an appropriate method for valuing real property in your December 31, 2008 impairment testing, and tell us whether this method will be utilized in your current fair value analysis.

Response:  We respectfully advise the Staff that we anticipate the fair value analysis of all of the assets will be completed on or about February 5, 2010, which will be prior to the Effective Date, pending audit and review by the Company’s independent registered public accounting firm.  The depreciated replacement cost method was determined to be an appropriate method for determining the fair value of building and improvement assets due to the lack of comparable market transactions involving similar properties.  This method will be utilized in the fair value analysis for fresh start reporting and we will consider any applicable functional and/or economic obsolescence when applying this method.

8.                                      You disclose that the fair value analysis of the intangible assets, including the Predecessors’ trade name, used income-based methods.  On page FIN-J-12, you also disclose that the fair value of the trade name is $55 million which is $38 million greater than the book value.  Please tell us the significant assumptions you utilized to determine the fair value of trade name.  Additionally, we note your disclosure on page 30 which states that as a result of the Chapter 11 Cases, the Predecessors and Adamar have been the subject of negative publicity which has had an impact on their image.  You also disclose on page 23 that parties affiliated with the Tropicana LV have filed suit against certain of the Predecessors regarding the “Tropicana” trademark, and that in the event that those parties prevail, their continued use of the trademark without restriction could dilute the “Tropicana” brand and be detrimental to the other properties that utilize that brand.  Please specifically tell us how you considered these factors when determining the fair value of the trademark.

Response:  We respectfully advise the Staff that the fair value of the trademark was determined using the Relief From Royalty Method of the income approach.  The key assumptions used in the analysis are (a) the projected revenues associated with the trademark; (b) the royalty rate that would otherwise be paid to a third party if the trademark was not owned; (c) the estimated life of the trademark; and (d) the discount rate associated with the projected cash flows.  The projected revenues used in the analysis were based on the revenues of the properties utilizing the trademark: Tropicana AC and Tropicana Express.  The assumed pre-tax royalty rate was 2.0 percent of revenue, which was based on comparable transactions within the gaming/casino industry.  The estimated life of the trademark was assumed to be indefinite. The discount rate utilized in the analysis was approximately 14.5 percent, which was based on the discount rates of the two properties that operate under the trademark.  With regard to the disclosure on page 30, given that the analysis utilized the revenues associated with the properties operating under the trademark, the effect of any negative publicity was reflected in the projected revenues of the properties.  With regard to the disclosure on page 23, we have considered that the most significant negative impact of the Tropicana LV suit would be that Tropicana LV would have royalty-free use of the trademark; we have considered this by excluding Tropicana LV from the fair value of the trademark.

4. Tropicana AC Acquisition, page FIN-J-9

9.                                      We note your response to our prior comments 49 and 50.  While we note that the barriers to entry and market and credit issues discussed in your response could account for the lack of competing bids for the Tropicana AC assets, it does not appear that the method you’ve used to determine the fair value of Tropicana’s real property assets provides the best evidence of fair value.  Please tell us if you will be performing an analysis of the real property assets of Tropicana AC prior to the Effective Date, and whether the depreciated replacement cost method will be utilized in this analysis.

Response:  We respectfully advise the Staff that we are currently in the process of performing a fair value analysis of the Tropicana AC assets for fresh start reporting purposes.  We anticipate the fair value analysis of all of the Tropicana AC assets will be completed on or about February 5, 2010, which will be prior to the Effective Date, pending audit and review by the Company’s independent registered public accounting firm.  In the fair value analysis for Tropicana AC, we will be applying the market comparable method to determine the fair value of the land component of the real property.  The depreciated replacement method will be utilized to determine the fair value of the buildings and improvements and in applying this method, we will consider any applicable functional and/or economic obsolescence associated with the assets in light of (a) the purchase price paid for the assets; and (b) market observations and our expectations regarding the occupancy and average daily rates for the property.

6. Pro Forma Adjustments - Tropicana AC Acquisition, page FIN-J-15

10.                               We note your response to prior comment 52 and your pro forma adjustment to eliminate the interest expense related to Tropicana AC’s related party note payable.  It is unclear to us where the corresponding interest income related to this note is recorded.  Please advise.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that there is no corresponding interest income related to this note to be eliminated as TEH has accounted for its interest in Tropicana AC, held by the ICA Trust, under the cost method.  The Company’s cost basis was then adjusted to fair value in accordance with accounting guidance related to accounting for certain investments in debt and equity securities.

*****

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact R. Henry Kleeman at (312) 862-2055.

Sincerely,

/s/ Scott C. Butera

Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
cc:	R. Henry Kleeman
Kirkland & Ellis LLP